                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           ---------------------------

                               AMENDMENT NO. 3 TO
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                           ---------------------------

                        TRAVELERS PROPERTY CASUALTY CORP.
                            (Name of subject company)
                           ---------------------------

                        TRAVELERS PROPERTY CASUALTY CORP.
                      (Name of person(s) filing statement)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)


                                   893939 10 8
                      (CUSIP number of class of securities)


                             JAMES M. MICHENER, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                             ONE TOWER SQUARE - 8GS
                           HARTFORD, CONNECTICUT 06183
                                 (860) 277-0111
           (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s)
                                filing statement)

                                 WITH COPIES TO:

       MARTIN LIPTON, ESQ.                       ERIC J. FRIEDMAN, ESQ.
  Wachtell, Lipton, Rosen & Katz       Skadden, Arps, Slate, Meagher & Flom LLP
       51 West 52nd Street                         Four Times Square
     New York, New York 10019                   New York, New York 10036
          (212) 403-1000                             (212) 735-3000




[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

                                 AMENDMENT NO. 3
                                TO SCHEDULE 14D-9

         This Amendment No. 3 ("Amendment No. 3") to Schedule 14D-9 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on March 23, 2000, as amended by the Amendment No. 1 thereto dated April 4, 2000 and the Amendment No. 2 thereto dated April 6, 2000 (the "Schedule 14D-9"), by Travelers Property Casualty Corp. (the "Company"), relating to a tender offer (the "Offer") commenced by The Travelers Insurance Group Inc. ("Purchaser"), a Connecticut corporation and an indirect wholly-owned subsidiary of Citigroup Inc., a Delaware corporation ("Parent"), on March 23, 2000 to purchase all of the outstanding shares of Class A common stock, par value $.01 per share, of the Company. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-9.

         On April 14, 2000 Parent, Purchaser and the Company filed Amendment No. 5 to the Schedule TO filed March 23, 2000 with the SEC (the "TO Amendment No. 5"), which includes as Exhibit (d)(2) thereto the Amendment, dated April 14, 2000, to the Agreement and Plan of Merger, dated as of March 22, 2000, by and among Parent, Purchaser and the Company. The information in the 14D-9 is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 3, except as otherwise set forth below.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

         The information contained under "Past Contacts, Transactions, Negotiations and Agreements" in the TO Amendment No. 5 is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

         The information contained under "Additional Information" in the TO Amendment No. 5 is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Item 9 is hereby amended and supplemented as follows:

EXHIBIT NO.       DESCRIPTION
-----------       -----------
(a)(5)(S)         Amendment No. 5 to Schedule TO filed by Citigroup, Inc., The Travelers
                  Insurance Group Inc. and Travelers Property Casualty Corp. on April 14,
                  2000.*

(d)(2)            Amendment, dated April 14, 2000, to the Agreement and Plan of Merger, dated as of March 22, 2000, by and among Citigroup, Inc., The Travelers
                  Insurance Group Inc. and Travelers Property Casualty Corp.+


--------
* Incorporated by reference.
+ Incorporated by reference to the Amendment No. 5 to Schedule TO filed by Citigroup, Inc., The Travelers Insurance Group Inc. and Travelers Property Casualty Corp on April 14, 2000.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete, and correct.

April 17, 2000
                                    TRAVELERS PROPERTY CASUALTY CORP.


                                    By: /s/ James M. Michener
                                       -------------------------------------
                                        Name:  James M. Michener
                                        Title: General Counsel and Secretary